Exhibit 99.1

For Immediate Release

YY Group is Bringing Stablecoin Payments to its Gig Worker Platform

SINGAPORE, September 3, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced plans to integrate regulated stablecoin-powered payments into its YY gig worker platform, enabling gig workers and clients to send and receive payments in seconds at a lower cost. The move positions the Company to tap into the rapidly growing global stablecoin market while creating new, high-margin fintech revenue opportunities such as FX conversion participation, instant settlement options, and other value-added services within its ecosystem.

Faster, Cheaper, Borderless Payments for Gig Economy Users

The integration will combine the speed, cost efficiency, and global reach of stablecoin payment rails with the scale and trust of YY Group’s established gig workforce ecosystem. Already embraced by global payment providers for merchant and contractor payouts, stablecoin technology will be tailored to YY’s user base to unlock commercial benefits and long-term growth potential.

“The mainstream adoption of stablecoins by global payment leaders gives us the confidence to bring this technology to our own gig worker ecosystem,” said Mike Fu, Group Chief Executive Officer of YY Group. “For workers, it means faster access to earnings; for clients, it means seamless, lower-cost cross-border payments; and for YY Group, it creates scalable opportunities for fintech-led growth, all built on a foundation of regulated stablecoin infrastructure, compliance, and market trust.”

A Timely Move in a Maturing Market

Regulated stablecoins, digital tokens pegged 1:1 to fiat currencies like the U.S. dollar, have evolved into trusted, high-volume payment rails. Visa On-Chain Analytics reports that in 2024, annualized stablecoin transaction volumes surpassed US$27 trillion, with B2B payments exceeding US$36 billion.

With over 659 million people globally holding digital currencies and higher average transaction values than traditional payment users, the market offers significant growth potential. Recent regulatory clarity, including the U.S. GENIUS Act, EU’s MiCA framework, and Monetary Authority of Singapore’s stablecoin regime, has opened the door for responsible enterprise adoption at scale.

How It Works

YY Group will partner with licensed providers to integrate stablecoin capabilities directly into its platform:

●	Gig workers can receive earnings in local currency or leading fiat-backed stablecoins like USDT or USDC, with instant or next-day settlement.

●	Clients can pay in fiat or stablecoins, benefiting from built-in conversion without handling digital assets themselves.

●	All transactions will follow robust compliance protocols, including full KYC/KYB checks, sanctions screening, and blockchain-based monitoring.

Ecosystem Impact

This integration of stablecoin payments will strengthen the YY gig worker platform’s role as a trusted, technology-enabled hub for the gig economy. Workers gain faster access to earnings, lower transaction costs, and greater payout flexibility through stablecoin settlement options. Clients benefit from streamlined cross-border payments and reduced risk.

For YY Group, integrating stablecoin infrastructure lays the foundation for future high-margin services, including FX conversion revenue sharing, instant withdrawal fees, and embedded lending. As stablecoin transaction volumes grow, these monetization levers can be strategically activated, offering a clear pathway to stronger margins, diversified revenue streams, and enhanced shareholder value.

Looking Ahead

YY Group views stablecoin payment integration as a long-term enabler for its gig worker platform, creating new pathways for cross-border engagement and financial inclusion. As adoption accelerates, the Company plans to expand these capabilities in line with market demand, deepening its fintech ecosystem and building new strategic partnerships to accelerate growth.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the expected performance, features, and impact of the planned AI-powered enhancements to the YY Circle platform, the launch of the AI-enabled job posting platform, the Company’s business outlook, strategic initiatives, and operational plans. These statements are based on the current expectations and beliefs of YY Group Holding Limited’s (“the Company”) management and are subject to a number of risks, uncertainties, and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: (i) developments in artificial intelligence and digital platform technologies; (ii) the Company’s ability to successfully develop, launch, and scale new AI-driven services; (iii) market adoption and demand for AI-powered recruitment and customer service solutions; (iv) competition in the digital services and gig economy sectors; (v) regulatory changes or government policy developments related to technology and data privacy; and (vi) other risks and uncertainties disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” or other similar expressions. These statements are made only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About YY Holdings Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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